UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Baijiayun Group Ltd

(Name of Issuer)

Class A ordinary shares, par value US$2.59504 per share

(Title of Class of Securities)

G0704V202

(CUSIP Number)

Yi Ma

c/o 24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing 210000

The People’s Republic of China

Tel.: +86-025-8222-1596

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Yi Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,728,332 (1)(2)
	9	SOLE DISPOSITIVE POWER 1,728,332(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,332(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 1,181,819 Class A ordinary shares and 546,513 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. Each Class A ordinary share of the Issuer is entitled to one vote per share, and each Class B ordinary share of the Issuer is entitled to 15 votes per share. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Mr. Yi Ma and Mr. Gangjiang Li, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. See Item 6.

(3)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 20,616,657 ordinary shares of the Issuer issued and outstanding as of June 30, 2024, comprising 14,658,966 Class A ordinary shares and 5,957,691 Class B ordinary shares. The Class B ordinary shares beneficially owned by the reporting person are treated as converted into Class A ordinary shares only for purposes of computing the percentage ownership of the reporting person.

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Nuan Nuan Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,728,332
	9	SOLE DISPOSITIVE POWER 1,728,332
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G0704V202

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to Class A ordinary shares, par value US$2.59504 per share, of Baijiayun Group Ltd, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the People’s Republic of China.

The Issuer’s Class A ordinary shares are listed on the Nasdaq Global Market under the symbol “RTC.”

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

(1)	Mr. Yi Ma, a citizen of the People’s Republic of China, chairman of the board of directors and chief executive officer of the Issuer, with his business address at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, the People’s Republic of China;

(2)	Nuan Nuan Ltd, a company incorporated under the laws of the British Virgin Islands, with its registered address at Star Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands;

Mr. Yi Ma and Nuan Nuan Ltd are collectively referred to herein as the “Reporting Persons.”

Nuan Nuan Ltd is the record holder of the ordinary shares reported on this Schedule 13D and is wholly owned by Mr. Yi Ma.

None of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

On July 18, 2022, Fuwei Films (Holdings) Co., Ltd. (“Fuwei”), the predecessor the Issuer, entered into an agreement and plan of merger (the “Merger Agreement”) with BaiJiaYun Limited (“BJY”), pursuant to which a wholly-owned subsidiary of Fuwei would be merged with and into BJY (the “Merger”), with BJY being the surviving entity. Upon completion of the Merger on December 23, 2022, shareholders of BJY exchanged all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended, based on a conversation ratio that each share of BJY received 0.7807324 ordinary shares of Fuwei, and BJY became a wholly-owned subsidiary of Fuwei. In addition, the Issuer changed its name from “Fuwei Films (Holdings) Co., Ltd.” to “Baijiayun Group Ltd” and its ticker from “FFHL” to “RTC” upon the completion of the Merger.

Each share of BJY issued and outstanding immediately prior to the effective time of the Merger and held by Mr. Yi Ma through Nuan Nuan Ltd was canceled in exchange for the right to receive 0.7807324 Class B ordinary shares of the Issuer. Upon the completion of the Merger, Mr. Yi Ma beneficially owned 8,641,655 Class B ordinary shares of the Issuer through Nuan Nuan Ltd. On June 27, 2023, 5,909,091Class B ordinary shares held by Nuan Nuan Ltd were converted into the same number of Class A ordinary shares. In May 2024, the Issuer effected a share consolidation, whereby every five (5) issued and unissued Class A ordinary shares of the Issuer were consolidated into one (1) Class A ordinary share, and every five (5) issued and unissued Class B ordinary shares of the Issuer were consolidated into one (1) Class B ordinary share. Upon completion of the share consolidation, Mr. Yi Ma beneficially owned 1,181,819 Class A ordinary shares and 546,513 Class B ordinary shares of the Issuer through Nuan Nuan Ltd.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) None of the Reporting Persons has effected any transactions in the Class A ordinary shares during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Mr. Yi Ma and Mr. Gangjiang Li, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1*	Joint Filing Agreement dated as of November 7, 2024
2	Agreement and Plan of Merger by and among Fuwei Films (Holdings) Co., Ltd. and Baijiayun Limited dated July 18, 2022 (incorporated herein by reference to Exhibit 4.1 to the transition report on Form 20-F filed by the Issuer on January 20, 2023)
3	Acting-in-concert Agreement by and among Gangjiang Li, Jia Jia BaiJiaYun Ltd, Yi Ma and Nuan Nuan Ltd dated December 23, 2022 (incorporated herein by reference to Exhibit 3.1 to the transition report on Form 20-F filed by the Issuer on January 20, 2023)

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

Yi Ma

By:	/s/ Yi Ma

Nuan Nuan Ltd

By:	/s/ Yi Ma
Name:	Yi Ma
Title:	Director